Item 77B

On November 6, 2015, the Board of Trustees of the Forum Funds (“Trust”) approved the liquidation of Carne Hedged Equity Fund (“Fund”), a series of the Trust, to take effect on December 7, 2015 pursuant to a Plan of Liquidation and Dissolution (the “Liquidation”). Because the Liquidation will be completed, and the Fund’s operations wound up, prior to the reporting date required by applicable law (i.e., 60 days after the Fund’s October 31 fiscal year end), there will be no shareholders in the Fund and no need for an annual audit. Accordingly, the Registrant has not included with this filing an accountant’s report on internal controls.